TALISMAN ENERGY INC.

POLICY ON BUSINESS CONDUCT AND ETHICS

TABLE OF CONTENTS

President’s Message

i

Ethical Business Conduct

1

Personal Conduct

3

Employee Practices

5

Health, Safety and Environment

6

Human Rights

7

Community Relations

8

Ensuring Compliance with this Policy

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PRESIDENT’S MESSAGE

This Policy on Business Conduct and Ethics is a statement of the principles to which Talisman Energy Inc. is committed and is designed to direct all employees, officers and directors in determining ethical business conduct.  In addition, all subsidiaries of Talisman Energy Inc. will be guided by these principles.  In this document, the term “Talisman” shall refer to Talisman Energy Inc. and all of its subsidiaries.

I ask that you take the time to read this Policy and consider what it means for you as an employee, officer or director of Talisman.  Many of the subjects dealt with in this Policy are discussed in greater length in Talisman's Corporate Procedures, some of which are referred to in this Policy.  Please familiarize yourself with the Procedures and review them periodically to remind yourself of their contents.  Both the Policy and the Procedures are available on the Talisman Intranet.  In addition, certain areas of the Company have specific procedures for various purposes.  It is your responsibility to be aware of, and comply with, all procedures applicable to your area.

Although we all should be aware of the requirements of the Policy, managers in particular are expected to assist in ensuring that these requirements are met.  Managers must promote compliance with the Policy by providing clear guidance to employees as well as by their personal example.

This Policy applies not only to Talisman employees, officers and directors, but also to independent contract workers to the extent that they conduct activities on the Company’s behalf.  The Company therefore expects all such contractor personnel to familiarize themselves with this Policy and to comply with it.  In addition, the Company will make all reasonable efforts to promote the application of these ethical business practices by our joint venture partners and third party suppliers.

This Policy is only intended to apply to the conduct of individuals that is related to their activities at or for Talisman.  Nevertheless, all employees, officers and directors are ambassadors of Talisman even when conducting their personal activities, and as such, are encouraged to act in a manner that upholds the reputation of Talisman.

Talisman Energy Inc. has endorsed the International Code of Ethics for Canadian Business (which is available on the Talisman Intranet), which is a statement of values and principles designed to guide Canadian companies working abroad.  This Policy has been developed to be consistent with and further expand upon those values and principles.

While our Company’s primary objective is to maximize shareholder value through the conduct of profitable operations, our license to operate is ultimately derived from the acceptance and goodwill of our stakeholders, including employees, governments and communities.  All activities by Talisman must, of course, be lawful and safe, but it is equally important that these be conducted in an ethical, honest and fair manner, free from deception and impropriety, and with constant regard for Talisman's reputation.  As discussed in this Policy, these requirements apply to dealings with all Talisman stakeholders.

Each individual should test his or her own behaviour by asking:   "Is there any reason why I would not want another person - a co-worker, a business associate, a member of a local community, the government - to be fully aware of my conduct and motives?"  If this question causes any discomfort the individual should reconsider his or her conduct.

By our continued commitment to the principles embodied in this Policy, we can ensure that Talisman Energy Inc. and its subsidiaries are welcome corporate citizens worldwide.

“Dr. James W. Buckee”

Dr. James W. Buckee

President and Chief Executive Officer

Talisman Energy Inc.

May, 2005

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ETHICAL BUSINESS CONDUCT

To maintain Talisman's excellent reputation with our stakeholders, all dealings on Talisman’s behalf must reflect high standards of ethical behaviour.  In particular, the following specific principles must be observed:

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Compliance with Laws

We must be aware of and comply with all applicable laws, rules and regulations as locally interpreted and administered in all jurisdictions in which the Company conducts business.  We have a duty to inform ourselves of any laws relevant to our particular activities.  Anyone with questions regarding legal issues should consult the Legal Department.

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Integrity in Business Dealings

We must act with integrity in dealings with all persons inside and outside the Company, including government officials, customers, suppliers and members of the community.  We must follow established standards in procurement, and must treat tenderers fairly and equally.  Detailed procurement procedures apply in each jurisdiction and must be scrupulously followed.

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Gifts

No person may give to outside companies or individuals, or accept from them, any material gift or extravagant entertainment, or any similar benefit.  (A "material" gift is one of such value that it would appear to an objective observer to constitute a personal enrichment for the recipient or that it could be a factor in influencing that person’s behaviour.  Entertainment will be considered "extravagant" if it would appear excessive to an objective observer.)  We must properly record in Talisman's accounts any amounts spent on gifts or entertainment.

For additional information on the interpretation of materiality, please refer to the Guidelines for Gifts, available on the Talisman Intranet.

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Questionable or Improper Payments

Where commissions, consultants' fees, retainers and similar payments are required to be made and can be justified in the normal course of business, those payments must be clearly commensurate with the services performed and must be properly recorded in Talisman’s accounts.  No other payments may be given or received.  In particular, we may not, in the context of our relationship with Talisman, receive any personal payment or compensation from a source other than Talisman.

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Compliance With Accounting Policies

We must comply with the Company’s accounting regulations, policies, procedures and related controls.  All accounts must properly describe and accurately reflect the transactions recorded and all assets, liabilities, revenues and expenses must be properly recorded and fully disclosed in Talisman’s books.  No secret or unrecorded funds or other assets are to be established or maintained.

In furtherance of our commitment to comply with applicable accounting regulations and corporate governance principles relating to financial reporting, the Company has instituted procedures, available on the Talisman Intranet, to deal with complaints regarding accounting, internal controls and auditing matters.

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ETHICAL BUSINESS CONDUCT

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Political Donations

All political contributions made on Talisman's behalf must be authorized by Talisman's Chief Executive Officer in accordance with the Company’s established guidelines.

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Public Disclosure

Employees and officers responsible for financial and other disclosures must ensure that Talisman makes full, fair, accurate, timely and understandable disclosure in reports and documents that are filed with or submitted to all regulatory bodies and in all other public communications.  To that end, employees and officers are responsible for ensuring that information required in such reports and documents is recorded, processed, summarized and reported on a timely basis, and that any known or perceived weaknesses or breakdowns in the reporting chain are brought to the attention of their manager or to a member of senior management.

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Compliance with Anti-Bribery Legislation

Talisman is subject to legislation in Canada, the United States and other jurisdictions that prohibits corrupt practices in dealing with foreign governments.  These laws make it an offence to make or offer a payment, gift or other benefit to a foreign public official in order to induce favourable business treatment, such as obtaining or retaining business or some other advantage in the course of business.  Violation of this legislation may result in substantial penalties to Talisman and to individuals.  Foreign public officials include all people who perform public duties or functions for a foreign state.  This can include anyone “acting in an official capacity” or under a delegation of authority from the government to carry out government responsibilities.  Foreign public officials include officers and employees of companies that have government ownership or control, such as national oil companies, regardless of whether the government in question has majority ownership or control.

Talisman, as well as individual employees, officers and directors, must take all reasonable steps to ensure that the requirements of this legislation are strictly met.  No payments, gifts or other benefits are to be given, directly or indirectly, to foreign public officials, political parties or political candidates for the purpose of influencing government decisions in Talisman’s favour or for securing other improper advantages.  Furthermore, no such payments are to be made to agents or other third parties in circumstances where it is likely that part or all of the payment will be passed on to a foreign public official, political party or political candidate.

There are certain types of payments to foreign public officials that are allowed under both the Canadian and U.S. legislation, called "facilitation" or "facilitating" payments.  These are small payments or tips requested in the context of having routine administrative actions performed by foreign public officials.  Employees should be aware that such payments are permissible only under very limited circumstances.  Advice should be sought from a Legal Department Manager with respect to the amount and advisability of making a facilitation payment.  Moreover, we must ensure that any such payments are properly recorded in accordance with the Company’s accounting procedures.

For additional information, please refer to the Compliance Guidelines for Anti-Bribery Legislation, available on the Legal Department section of the Talisman Intranet.

PERSONAL CONDUCT

We must comply with the standards of ethical behaviour in all aspects of our activities at and for Talisman.  This includes our dealings with people outside the Company as well as our relationships within Talisman.  In addition, we must act ethically and with loyalty to the Company at all times.

In particular, we must not:

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misuse Company resources, including computer systems.  Individuals should protect the Company’s assets and endeavour to ensure their efficient use.  It is acknowledged, however, that minimal use of Company local telephone, electronic mail and internet services for personal use may occasionally take place, provided that such use is consistent with the Talisman IT Global Security Policy, which is available on the Talisman Intranet;

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engage in insider trading.  Talisman’s Insider Trading Policy is available on the Legal Department section of the Talisman Intranet; or

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pursue improper personal gain or compensation from our employment activities, company property, information or position.

Conflict of Interest

Actual or perceived conflicts of interest between an individual’s personal interests and those of the Company may hinder that person’s ability to perform his or her Talisman work effectively and objectively.  Accordingly, in general, individuals representing Talisman must not enter into outside activities, including business interests or other employment, that might interfere with or be perceived to interfere with their performance at Talisman, or that might otherwise compromise loyalty to the Company.

We must not take opportunities for improper personal gain that are discovered through the use of Company property, information or position.  We should not compete with the Company but should endeavor to advance its legitimate business interests when appropriate opportunities arise.

Any employee who wishes to serve on a board of directors for a business that is not affiliated with Talisman must obtain the approval of his or her immediate supervisor or manager and of the executive officer responsible for legal affairs.  Any executive officer wishing to serve on a board of directors for a business that is not affiliated with Talisman must obtain the approval of the President and Chief Executive Officer.  This limitation does not apply to independent directors of Talisman whose service on other companies’ boards is taken into account in the Company’s board evaluation process.

Conflicts of interest also arise when an employee, officer or director, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Company.  Loans to, or guarantees of obligations of such persons are prohibited.

All conflicts of interest, whether actual, possible or perceived, should be communicated to your immediate supervisor or manager, or to the executive officer responsible for legal affairs at the earliest possible opportunity.

In addition to the above, the Conflict of Interest in Employment Policy on the Talisman Intranet provides additional guidance on other potential conflict of interest issues.

PERSONAL CONDUCT

Corporate Information

All corporate information is the property of Talisman.  Corporate information includes trademarks (e.g., the Talisman logo), patents, software developments and applications, strategic and operational knowledge and financial information.  We are in a position of trust with respect to such corporate information in the same manner as with any other corporate property.  We must take care to protect the confidentiality of corporate information, including any confidential information received by Talisman from third parties.  In particular, we must not:

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use corporate information that has not been disclosed to the public for personal gain.

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disclose confidential corporate information other than for legitimate Talisman purposes and with appropriate safeguards.

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reference publicly undisclosed corporate information in public speeches.  Anyone who speaks publicly on behalf of Talisman must obtain approval from the appropriate Talisman authority (in most cases, the appropriate authority would be that employee’s executive officer) and must remit to the Company any payments or material gifts received.

In order to ensure consistency and fair disclosure, all media and investor communications are to be handled by the Corporate Communications and Investor Relations departments unless otherwise approved by the senior officer responsible for corporate communications or the President and Chief Executive Officer.

EMPLOYMENT PRACTICES

Talisman recognizes that it must earn the loyalty that it expects from its employees.  Talisman is committed to treating its employees ethically and fairly.  In particular, Talisman strives, in conjunction with local legal requirements, to ensure the following:

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no discrimination on the basis of gender, physical or mental disability, age, marital status, sexual orientation, religious belief, race, colour, ancestry or place of origin;

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fair and competitive compensation;

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fairness in performance appraisals and job advancement;

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promotion of a harassment-free workplace;

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confidentiality of employee records; and

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compliance with local employment laws in conjunction with internationally recognized best practices.

All employees, and particularly managers, must maintain and promote these principles in their hiring practices and in their relationships with other employees.

HEALTH, SAFETY AND ENVIRONMENT

Effectiveness in occupational health, safety and environmental standards is an essential part of achieving efficiency and profitability in the oil and gas business. Talisman strives to achieve continuous improvement in these areas and is guided by the following principles:

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creating a safe work environment;

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working to minimize the environmental impacts of its activities;

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working cooperatively and transparently with local communities and governments with respect to the Company’s health, safety and environmental activities;

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regular review and reporting of environmental and safety performance; and

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prompt and effective response to environmental and safety risks and concerns.

HUMAN RIGHTS

Talisman will conduct its business activities with integrity and will show respect for human dignity and the rights of the individual, based on the following principles:

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Commitment to the Universal Declaration of Human Rights

Talisman supports the principles of and will promote respect for the Universal Declaration of Human Rights, which is available on the Talisman Intranet.  We will lead by example, demonstrating values of tolerance and respect throughout our conduct;

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Review of the human rights climate of countries and regions when proposing, planning and implementing projects

When considering new investments Talisman will review associated potential human rights issues and their relationship to our operations.  Talisman will liaise with stakeholders at an early stage of business activities to identify such issues; and

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Addressing human rights concerns within our sphere of influence

Talisman will promote adherence to and respect for human rights principles in our areas of operation and will not be complicit in human rights abuses.  We will strive to advance best practices with host governments, partners and third parties and we will seek consistency with our Security Policy, which has been based on the Voluntary Principles on Security and Human Rights.  Both the Security Policy and the Voluntary Principles are available on the Talisman Intranet.

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COMMUNITY RELATIONS

Talisman believes that being a responsible and welcome member of the communities in which we operate is an essential part of our business strategy.  Strong and transparent relationships with communities, based on trust and respect, allow the Company to effectively and efficiently carry out operations to the mutual benefit of the Company and our neighbours.  Talisman’s commitment to community relationships is based on the following principles:

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Community Consultation

Talisman will endeavor, through consultation, to know and understand our neighbors and promote the sharing of information, interests and values.  We will respect the rights and opinions of others and believe in facilitating active, mutually beneficial relationships with the people affected by our operations. Ongoing dialogue helps create mutual understanding of the interests of the community and the Company and facilitates constructive approaches to solving shared concerns.  Talisman will comply with all applicable laws, rules and regulations as locally interpreted and administered in all jurisdictions in which we conduct business;

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Local Benefits

Talisman believes that the countries and communities in which we operate should benefit from our operations, through the generation of employment, business opportunities, royalties and taxes.  Talisman will consider the specific needs and capabilities of the communities in which we operate through dialogue and consultation.  Our commitment includes investing in communities in accordance with the Company’s Corporate Contribution Guidelines and encouraging volunteerism in the communities where we live; and

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Respecting Diverse Cultures.

Talisman recognizes and respects the diverse cultures and perspectives of communities, including those of indigenous peoples. We will work with local communities affected by our operations to better understand each other’s culture so that we can design and implement community relations activities that reflect mutual interests.  We will also encourage participation of indigenous peoples in our activities through business and employment opportunities.

ENSURING COMPLIANCE WITH THIS POLICY

Compliance

As part of the effort to ensure compliance with this Policy, each of us are required periodically to complete a Compliance Certificate certifying observance with this Policy while noting any exceptions.  Employees and officers whose positions may include involvement with foreign operations may be asked to complete more frequent Compliance Certificates so as to ensure corporate compliance with anti-bribery legislation.  Certificates completed by employees and officers are to be returned directly to the President and Chief Executive Officer.  The President and Chief Executive Officer and each member of the Board of Directors shall complete a Certificate of Compliance and provide it to the Chairman of the Board of Directors.

If you have any questions regarding this Policy, you are encouraged to speak to your supervisor or manager.  In addition, any senior manager in the Legal Department, the Senior Manager of Audit or an executive officer, whether the executive officer to whom you report, or the executive officer functionally responsible for the matter in question, is available to answer questions or concerns relating to this Policy.

The Company requires that you promptly report any observed breaches of this Policy to any of the individuals identified in the preceding paragraph.  Alternatively, if you would be more comfortable or feel it would be more appropriate, you may report such observed breaches directly to the President and Chief Executive Officer.

In addition, any employee who has a complaint regarding questionable accounting or auditing matters may make a submission to the Audit Committee of the Company through the Company’s reporting hotline as set out in the accounting and auditing matters complaints procedures available on the Talisman Intranet.  Confidentiality and anonymity will be provided for employees reporting through this hotline.  To ensure that outside complaints are properly understood and treated, employees should direct third parties making a complaint regarding accounting, internal accounting controls or auditing matters to the General Counsel of the Company.

You may submit such a report or observation with the knowledge that the Company values your good faith actions in support of this Policy and will not tolerate retaliation of any kind as a result of good faith reporting by employees.

The Governance and Nominating Committee of the Company’s Board of Directors must approve any waiver of any of the provisions of this Policy for a director or an executive officer.  Material departures from this Policy by a director or executive officer which constitute a material change to the Company will be promptly disclosed to shareholders.

Discipline

Breaches of this Policy will be dealt with in accordance with the Company's Progressive Discipline Procedure.  This Policy is included in the Corporate Procedure Manual, located on the Human Resources Page on the Talisman Intranet.

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